1660 Lincoln Street Suite 1900 Denver, CO 80264 303-830-1776
_______________
Facsimile 303-894-9239
www.pattonboggs.com

January 24, 2007	Alan L. Talesnick 303-894-6378 atalesnick@pattonboggs.com
VIA EDGAR AND OVERNIGHT COURIER
Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	All American Pet Company, Inc.
Form SB-2, Amendment No. 4, filed January 24, 2007
File Number 333-135283
Dear Mr. Lyon:
     On behalf of All American Pet Company, Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated January 19, 2007 concerning the Company’s Amendment No. 3 to its Registration Statement on Form SB-2 (the “Prospectus”) filed with the Commission on December 28, 2006 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s letter. All information in these responses was provided to us by the Company.
Sales and Marketing, page 6 and Description of Business, page 15
     1. We note the disclosure that you need to add some 11,000 supermarket stores to your sales network in order to achieve profitable operations. Please expand upon your disclosure with more specific information as to how you plan to reach that number. If you believe that adding that many supermarkets will be difficult, please say so, and consider the need for additional risk factor disclosure.

January 24, 2007

     Response to Comment 1:
     The Company has revised the Prospectus Summary and the Description of Business sections of the Prospectus to respond to this comment.
     2. You say that sales fell off dramatically almost from the beginning, in 2005, because you did not have adequate funds to market your pet food. You also say you need to raise between $3 and $5 million to do the marketing required to achieve profitable operations and that you have no commitments for it. Please disclose:
•	Why you haven’t been able to raise this money during the past two years,

•	Describe any efforts and arrangements you have made for raising this money by May or June of this year, or disclose how the circumstances and likelihood of success are any different now than they have been over the past two years.
     Response to Comment 2:
     The Company has revised the Prospectus Summary and the Description of Business sections of the Prospectus to respond to this comment.
     3. In our prior comment number 9, we requested that you explain how you can go from producing and selling 13,000 pounds of product to 2.5 million pounds per month in just three or four months. We note that your cover letter says that you responded to this comment, please advise us where.
     Response to Comment 3:
     The Company has revised the Prospectus Summary and the Description of Business sections of the Prospectus to respond to this comment.
     4. In our prior comment number 6, we asked you to explain your relationship with “customers,” “vendors,” “suppliers” and the like. We continue to believe that clearer explanations will be helpful to the average reader. We believe that a clear, step-by-step description of your entire manufacturing process and marketing arrangements would be very helpful to the average reader, using common, everyday terminology. In addition, please:
•	Reconcile the terms and facts used in the first full risk factor on page 10 with the disclosure on page 18 and footnote 1 to the financial statements.

January 24, 2007

•	Clarify on page 10 and elsewhere, as need be, what you mean when you say that these two “manufacturer-vendors” account for 82% of “gross inventory purchases.” Explain what a “manufacturer-vendor” is or, instead, use common English terms and expressions, and be sure that it is clear how they relate to the two “customers” and two “suppliers” referenced in Footnote 1.

•	In the body of the text, identify the two “customers” and “suppliers” referenced in Footnote 1 or advise us why this is not material information. We assume that at least two of these parties are also the “manufacturer-vendors” referenced on page 10.

•	Please make clear in the body of the text that you mean at footnote 1 on page F-8 when you say that two “customers” accounted for 72% of “gross sales” during 2005 and 83% for the period ended September 30, 2006 and during the later period, two “suppliers” accounted for 82% of “gross purchases.” Also, explain why you became so dependent on the two suppliers during the period ended September 30, 2006.
     Response to Comment 4:
     The Company has revised the Prospectus Summary, the Risk Factors, the Description of Business sections and the Notes to Financial Statements on page F-8 of the Prospectus to respond to these comments.
     5. We previously commented on the apparently small, average amount of your product sold by each grocery store. Our concern relates in part to how individual grocery stores can be expected to continue stocking your product at this level. Please discuss this in the filing, including a risk factor on point, if warranted.
     Response to Comment 5:
     The Company has revised the Prospectus Summary, the Description of Business and the Risk Factors sections of the Prospectus to respond to this comment.

January 24, 2007

Amendment No. 3 to Form SB-2 Filed December 28, 2006
Statements of Operations, page F-3
     1. You indicated in your response to comment 15 of our letter dated September 6, 2006, that you agreed with our comment and reclassified the $26,438 from Cost of Goods Sold to Sales and Marketing for the year ended December 31, 2004. Please revise your filing to reclassify said amount.
     Response to Comment 1:
     The Company has revised the Statement of Operations on page F-3 of the Prospectus to respond to this comment.
Note 11 — Income Taxes, page F-16
     2. We note your response to comment 12 of our letter dated December 1, 2006. Please revise your filing to disclose your consideration of the existence of temporary and permanent differences that would result in the recognition of a deferred tax asset or liability and your conclusion that they such differences were not material for recognition.
     Response to Comment 2:
     The Company has revised Note 11 — Income Taxes on page F-16 of the Prospectus to respond to this comment.

January 24, 2007

     If you have any further questions, do not hesitate to contact me at (303) 830-1776 or Barry Schwartz at (818) 981-2275.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	All American Pet Company, Inc.
c/o Barry Schwartz, President